INVEST IN **DVYUP**

💸 Group investing app empowering investors to share resources

PITCH VIDEO   INVESTOR PANEL



LEAD INVESTOR

Krystal Mincey-Rodgers

DvyUp provides a power solution to addressing the wealth gap by focusing on increasing informed stock market participation through education and community. This puts communities who are not investing today in a position to benefit from compound interest and stock market returns, making their money work for them through balanced investments. A person in their mid-20's who starts investing $150 per month could be a millionaire by retirement age, putting them in a position to create their own financial independence and establish generational wealth.

Invested $5,000 this round

Learn about Lead Investors

dvyup.com   Washington DC

Technology · Main Street · Infrastructure · Social · Social Impact



OVERVIEW   UPDATES 2   WHAT PEOPLE SAY 12   ASK A QUESTION

Highlights

1. 🌐 DvyUp is an app that will enable users to form, fund, and manage real money investment clubs.
2. 👩🏾‍🏫 DvyUp will teach new investors the foundational principles of investing.
3. 📱 DvyUp will provide social networking space for robust conversations.
4. 💁🏾‍♀️ Woman owned + Black owned

Our Team



Michelle Nealy Co-Founder

10+ years experience as a reporter, communications specialist and digital strategist. Alum of Howard University + University of Maryland.

> There is no other app on the market that makes social investing fun, and easy and allows you to invest with your family and friends. Not only could DvyUp play a critical role in democratizing the stock market, but more importantly, it could help close the wealth gap between white Americans and communities of color.



Jeffrey Chance Co-Founder + UX/UI Lead

Alum of Howard University, non-profit leader and entrepreneur. His entrepreneurial endeavors include real estate investing, a rental portfolio, and online stock investing.



Christopher A Rogers Co-Founder + Tech Lead

University of Illinois at Chicago alumn, business consultant for Fortune 500 companies, real estate and online stock investor, founded an entertainment and marketing website.

INVESTING MADE SOCIAL

DvyUp is on a mission to create an online community for investors to pool their

money, minimize their risks and make smart investments in a social environment.





DVYUP
Social Investing Tool for a New Wave of Investors

A whopping 84 percent of all stocks owned by Americans belong to the wealthiest 10 percent of households. And that includes everyone's stakes in pension plans, 401(k)'s and individual retirement accounts, as well as trust funds, mutual funds and college savings programs like 529 plans.

The Problem
Investing
Black (33.5%) and LatinX Americans invest in stocks at much lower levels than white (61%) Americans with similar incomes and education.
Unequal
84 percent of all stocks owned by Americans belong to the wealthiest 10 percent of households.*
Family Wealth
The black family has less than $13 in wealth for every $100 held by the typical white family.
*(This includes everyone's stakes in pension plans, 401(k)'s and individual retirement accounts, as well as trust funds, mutual funds and college savings programs like 529 plans.



Research shows Latinx and Black Americans invest in stocks at much lower levels than whites with similar incomes and education. They also lag Asian-Americans, who outpace all of these groups when it comes to holding taxable trading accounts. Many communities of color are not participating in the stock market due to the lack of education and the risk associated with a fluctuating market.

A GAME-CHANGING SOLUTION



SOLUTION
SHARE THE RISKS.
SHARE THE REWARDs.

DvyUp will make the stock market more accessible to everyday Americans by allowing investors to divvy up the costs of stock purchases, lessening the overall risk for investors and by providing a social platform to leverage educational tools and peer-to-peer dialogue.



Traditional Investment Clubs Need
- Outside Banking
- Outside Legal Assistance
DvyUp provides all of these services in a single app
DVYUP





- Outside Brokerage Firm
- Outside Investment Education
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Market Validation
In 2019, 33% of Millennials are investing
In 2020, Charles Schwab gained over 4 million new clients under the age 40
In 2021, Robinhood reported over 31 million users
In 2020, Webull reported over 11 million users and 750k active daily users



The Team
MICHELLE JANAYE
Co-Founder & CEO
CHRISTOPHER ROGERS
Co-Founder & Design & Architecture Lead
JEFFREY CHANCE
Co-Founder & User Experience Lead



OUR MISSION
EDUCATE
To teach new investors, especially underrepresented groups, foundational principles of investing
EMPOWER
To empower investors to harness the power of shared resources
CULTIVATE COMMUNITY
To make investing a team sport

We truly believe that DvyUp will play a critical role in democratizing the stock market, but more importantly closing the wealth gap. The wealth gap between Black, Latinx, and white Americans is shocking. Recent data shows that white families have around 12 times the wealth of Black families and 10 times the wealth of Latinx families. By helping us bring DvyUp to market, we can begin to change the tide.







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Overview & Demo



ABOUT THE APP

DVY UP is a group investing platform, aimed at novice and intermediate level investors.

WHY ITS A GAME CHANGER

- Socializes investing
- Lessens investment fear
- Mitigates individual losses
- Auto investment strategy
- Education portal

DVYUP APP



ABOUT THE APP	Group investing application
WHY ITS A GAME CHANGER	Socializes investing Addresses fear Mitigates losses Automated investment strategy
SPECIAL FEATURES	Social media Group decision making ETFs Education portal

Membership Plans



JUMPSTARTER	*DO THE DVY*	*LEVEL UP*
• Access a robust community of wealth builders • The basics: Learn the foundational principles of investing in our virtual education hub	• Create up to 3 investment pods (teams of friends, families or colleagues with whom you plan invest with) • Commission free trades • Premium educational resources	• Create up to 5 investment pods • Create custom ETFs • Commission free investing • Premium educational resources
FREE	**$0.99** Per member, per month	**$9.99** Per member, per month

ADOPTION STRATEGY



College Tour	Advertising	Partnerships
• HBCUs • Hispanic Serving Institutions • Community Colleges	• Facebook • Instagram • Blavity • Black Enterprise • LinkedIn • Tech Crunch • TheShadeRoom	• Traditional investment clubs • Professional organizations (Black MBAs) • NAACP • Urban League



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